Exhibit 99.2

16.02.2015

Dear Mr. Karan Chanana,

Amira Group

Sub: Research Report on ANFI

I am shocked having read the content of the recent Prescience Point Report with respect to KRBL's alleged statements on The Amira Group. As Chairman of KRBL, we have the utmost respect for The Amira Group and the Chanana family. Amira and Chanan family are not only well known in the Rice Industry, but also the business community with relationship spanning generations.

I can confirm that we did not enter into making these irresponsible statements and factually inaccurate statements that have been attributed to KRBL in this Report. I am confident that there has been no involvement from KRBL in this malicious attempt to disseminate fictional information with respect to KRBL' alleged comments. It is blatantly obvious that behind the inaccurate report there is someone targeting Amira, using dishonest tactics, as they clearly feel threatened.

Thanking you,

For KRBL Limited

(Anil Kumar Mittal)

Chairman and Managing Director

Regd.office : 5190, Lahori Gate, Delhi - 110 006, INDIA. Tel.: +91-11-23968328, Fax: +91-11-23968327, CIN No.L0l111DL1993PLC052845

Tel,: +91-120-2673400, Fax: +91-120-2674713, E-mail: Mails@Krblindia.com Visit us at: www.Krblrice.com

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